SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission File No. 1-31690

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

TransCanada 401(k) and Savings Local 1-2 Plan
TransCanada USA Services Inc., 700 Louisiana Street, Suite 700
Houston, Texas 77002-2700

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

TransCanada Corporation
450 – 1 Street S.W., Calgary, Alberta, T2P 5H1, Canada

TRANSCANADA 401(k) AND SAVINGS
LOCAL 1-2 PLAN

 All other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

The Plan Administrator of TransCanada 401(k) and Savings Local 1-2 Plan
We have audited the accompanying statement of net assets available for benefits of Plan Administrator of TransCanada 401(k) and Savings Local 1-2 Plan (the Plan) as of December 31, 2015, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Caron & Bletzer, PLLC

Kingston, NH
June 16, 2016

Report of Independent Registered Public Accounting Firm

The Plan Administrator
TransCanada 401(k) and Savings Local 1-2 Plan:

We have audited the accompanying statement of net assets available for benefits of the TransCanada 401(k) and Savings Local 1-2 Plan (the Plan) as of December 31, 2014 (the financial statement). This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Houston, Texas
June 25, 2015

TRANSCANADA 401(k) AND SAVINGS LOCAL 1-2 PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31 (thousands of U.S. dollars)	2015	2014
Assets
Investments at fair value (Note 3)	$24,867	24,714
Notes receivable from participants	1,391	1,374
Net Assets Available for Benefits	$26,258	26,088

The accompanying notes to the financial statements are an integral part of these statements.

TRANSCANADA 401(k) AND SAVINGS LOCAL 1-2 PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31 (thousands of U.S. dollars)	2015
Additions
Contributions
Employee contributions	$1,714
Employer contributions	222
Employee rollover	104
2,040
Investment Income
Net depreciation in fair value of investments (Note 3)	(1,606)
Interest and dividend income	1,284
(322)
Interest on notes receivable from participants	62
Other revenue	26
Total Additions	1,806

Deductions
Benefits paid to participants	1,636
Total Deductions	1,636
Increase in Net Assets Available for Benefits	170
Net Assets Available for Benefits
Beginning of Year	26,088
End of Year	$26,258

The accompanying notes to the financial statements are an integral part of these statements.

TRANSCANADA 401(k) AND SAVINGS LOCAL 1-2 PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2015 and 2014

NOTE 1:    DESCRIPTION OF PLAN
The TransCanada 401(k) and Savings Local 1-2 Plan (the Plan) is a defined contribution plan that provides retirement benefits for employees of TransCanada USA Services Inc. (TCUSA or the Company) who are covered under a collective bargaining agreement with the Utility Workers Union of America (UWUA) Local 1-2 Ravenswood.  The Plan excludes employees hired under the Company’s student program.  Employees are eligible for employer-matching contributions when they have completed 11 months of service by the end of a 12 month period with the Company.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
The Board of Directors of TCUSA has appointed Fidelity Management Trust Company (Fidelity or the Trustee) as custodian and trustee of the Plan’s assets. Fidelity Investments Institutional Operations Company serves as the recordkeeper for the Plan.

Employee and Employer Contributions
Each year, participants may elect to defer a percentage of their eligible compensation into the Plan subject to an annual limit of the lesser of 50 per cent of their eligible compensation or $18,000, subject to certain limitations under the Internal Revenue Code of 1986, as amended (the Code). Participants age 50 or older who are making deferral contributions may also make catch-up contributions of up to $6,000. The Company may make discretionary matching contributions, if any, to be determined annually, as well as required matching contributions under a collective bargaining agreement. Participants may contribute amounts transferred to the Plan from another qualified plan at the participant’s request (rollover).

Participant Accounts
Each participant’s account is credited with the participant’s and Company’s contributions and an allocation of Plan earnings.  Earnings are allocated from a particular fund based on the ratio of a participant’s account invested in the fund to all participants’ investments in that fund.
Participants are responsible for investment decisions relating to the investment of assets in their account.  The Trustee carries out all investing transactions on behalf of the participant. In the event investment instructions are not received from the participant, contributions are allocated to the Plan's qualified default option, the Fidelity Freedom K target date funds, based upon the participant's expected date of retirement.

Investment in TransCanada Corporation
Stock of TransCanada Corporation (TransCanada), indirect parent company of TCUSA, is available to participants in the Plan. Participants may elect to invest up to 10 per cent of contributions in TransCanada stock. Participants may elect to exchange up to 10 per cent of their existing account balance into TransCanada stock, subject to a 10 per cent maximum account value. Additionally, no more than 10 per cent of any rollover contribution can be invested in TransCanada stock.

Vesting
Participants are immediately vested in their contributions, including rollovers, and any earnings thereon. Employer-matching contributions and earnings are vested on the participant’s three year anniversary.

Notes Receivable from Participants
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 reduced by the highest outstanding note balance in their account during the prior 12 month period or 50 per cent of their vested account balance. Note terms range from one to five years for general notes or up to 15 years for the purchase of a primary residence. The notes are secured by the balance in the participant’s account and bear interest at a reasonable interest rate, as determined by the Plan Administrator, based on prevailing market interest rates at the time. Interest rates remain fixed throughout the duration of the term. Interest rates on notes outstanding at December 31, 2015 ranged from 4.25 per cent to 5.75 per cent (2014 - 4.25 per cent to 7.5 per cent). Principal and interest are paid through payroll deductions.
A note receivable from a participant shall be considered in default if any scheduled repayment remains unpaid as of the last business day of the calendar quarter following the calendar quarter in which the note is initially considered past due.  In the event of a default or termination of employment the entire outstanding note and accrued interest is considered to be a deemed distribution to the participant.

Payment of Benefits
Participants are eligible to request a distribution of their vested amounts upon retirement, death, total and permanent disability, severance of employment with the Company or, in very limited circumstances, in the event of financial hardship.  Distributions are made in the form of a lump-sum payment, installment payments or a rollover to another qualified account.
A participant’s normal retirement age is 65, however, participants may elect to withdraw all or a portion of their contributions after the age of 59½, subject to certain conditions.
In certain circumstances, participants may elect to withdraw all or a portion of their vested matching contributions that have been in their account for a minimum of 36 months, subject to certain conditions.

Forfeitures
As participants are immediately 100 per cent vested in employee contributions and related plan earnings, there are no forfeitures of these amounts.  Employer contributions that are not vested are forfeited if the participant’s employment is terminated for reasons other than death or retirement, and are used first to pay administrative expenses and next to reduce future employer contributions.

Administrative Expenses
The Plan Administrator is responsible for filing all required reports on behalf of the Plan.  The Company provides or pays for certain accounting, legal and management services on behalf of the Plan.  The Company has not charged the Plan for these expenses or services. Loans and other transaction specific fees are charged to the accounts of participants electing such transactions.  Certain investment related expenses, including management fees, are paid by the mutual funds in which the Plan invests, including those sponsored by an affiliate of Fidelity. These expenses are presented as a reduction of investment income.

Plan Termination
Although it has not expressed any intent to do so, with approval from its Board of Directors, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan, subject to the provisions of ERISA.  In the event of Plan termination, participants would become 100 per cent vested in their accounts.

NOTE 2:    SUMMARY OF ACCOUNTING POLICIES
Basis of Accounting
The financial statements of the Plan are prepared on an accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from these estimates.

Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.
Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.
Net Appreciation in Fair Value of Investments consists of: (1) the unrealized gains or losses on investments held during the year and (2) the realized gains or losses recognized on the sale of investments during the year. Realized gains and losses from security transactions are reported on the average cost basis.
Purchases and sales of securities are recorded on a trade-date basis.

Notes Receivable from Participants
Notes Receivable from Participants includes the unpaid principal balance plus any accrued interest. Defaulted notes receivable from participants are recorded as a distribution based upon the terms of the plan document.

Other Revenue
The agreement between the Trustee and the Plan includes a revenue sharing arrangement whereby the Trustee shares revenue generated by the Plan that was paid from the mutual fund holdings sponsored by an affiliate of the Trustee. These deposits are included in the other revenue amount in the statement of changes in net assets available for benefits. The funds can be used to pay plan expenses or be allocated to participants. Income from revenue sharing during 2015 was $25,736 of which $19,415 (2014 - $18,292) remains available at December 31, 2015 for allocation to participants or to offset future plan expenses.
Payment of Benefits
Benefits are recorded when paid.

Future Accounting Changes
In July 2015, the FASB issued ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965).  ASU 2015-12 eliminates disclosure requirements for individual investments that represent 5 percent or more of net assets available for benefits and the net appreciation or depreciation for investments by general type.  It also states that investments of employee benefit plans will be grouped only by general type and if an investment is measured using the net asset value per share (or its equivalent) practical expedient and that investment is in a fund that files a U.S. Department of Labor Form 5500 as a direct filing entity, disclosure of that investment’s strategy is no longer required.  The requirements of the standard are effective for reporting periods in fiscal years that begin after December 15, 2015, with early adoption permitted.
The Company is evaluating the impact of the adoption of this ASU on the Plan financial statements.

NOTE 3:    INVESTMENTS

Participants direct the investment of their account balances into a broad range of investment securities offered by the Plan. Investment securities are exposed to various risks, such as counterparty credit risk, liquidity risk and market risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in value of these investments, it is reasonably possible that changes in the values of investment securities may occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the financial statements.

The Plan offers alternatives that may mitigate participant risks, including the opportunity to diversify investments across multiple participant-directed fund elections including active and passively managed funds covering multiple asset classes. Additionally, the investments within each participant-directed fund election are further diversified into various financial instruments, with the exception of the TransCanada Stock Fund, which invests in securities of a single issuer.

The Plan’s exposure to credit loss in the event of nonperformance of investments is limited to the carrying value of such instruments. The Plan’s concentrations of credit risk, interest rate risk and market risk are dictated by the Plan’s provisions as well as those of ERISA and the participants’ investment preference.

Fair Value Hierarchy

The Plan’s financial assets and liabilities recorded at fair value have been categorized into three levels based on a fair value hierarchy. In Level I, the fair value of assets and liabilities is determined by reference to quoted prices in active markets for identical assets and liabilities. In Level II, determination of the fair value of assets and liabilities includes valuations using inputs, other than quoted prices, for which all significant inputs are observable, directly or indirectly. This category includes fair value determined using valuation techniques, such as option pricing models and extrapolation using observable inputs. In Level III, determination of the fair value of assets and liabilities is based on inputs that are not readily observable and are significant to the overall fair value measurement. There were no Level II or Level III investments or transfers between levels in 2015 or 2014.

Common Stock: Valued at the closing price reported on the New York Stock Exchange.

Mutual funds: Valued at the daily closing price reported by the fund. Mutual funds held by the Plan are open end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Financial assets measured at fair value on a recurring basis are classified in the Level I fair value category as follows:

	Quoted Prices in Active Markets (Level I)
December 31 (thousands of U.S. dollars)	2015	2014
Mutual funds
Mid/Large Cap Stock	$19,607	19,533
Money Market	2,291	2,193
Fixed Income	1,883	1,965
International	300	294
Small Cap Stock	283	—
	24,364	23,985
Common stock and other	503	729
Investments at Fair Value	$24,867	24,714

The categories above for Mid/Large Cap Stock and Fixed Income include target dated funds in the amount of $17.3 million and $16.4 million as of December 31, 2015 and 2014, respectively.

Significant Investments
The following is a summary of investments which represented five per cent or more of the Plan’s Net Assets Available for Benefits:

December 31 (thousands of U.S. dollars)	2015	2014
Fidelity Freedom K® 2020 Fund	$4,466	3,648
Fidelity Freedom K® 2025 Fund	3,443	3,103
Fidelity® Government Retirement Money Market II Portfolio	2,291	—
Fidelity Freedom K® 2030 Fund	2,201	1,997
Fidelity Freedom K® 2035 Fund	2,076	2,217
Fidelity Freedom K® 2015 Fund	1,674	2,163
Spartan 500 Index Fund	1,378	—
Fidelity® Retirement Money Market Portfolio	—	2,193

Net Depreciation in Fair Value of Investments
Net Depreciation in Fair Value of Investments by major category (including investments purchased, sold and held during the year) was as follows:

Year ended December 31 (thousands of U.S. dollars)	2015
Mutual funds	$(1,363)
Common stock and other	(243)
Net Depreciation in Fair Value of Investments	$(1,606)

NOTE 4:    INCOME TAXES

Effective December 15, 2009, the Plan was restated to a volume submitter plan. The Plan obtained its latest determination letter on October 4, 2011 in which the Internal Revenue Service stated that the Plan, as then designed was in compliance with the applicable requirements of the Code. The Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. The Plan is exempt from federal income taxes. Accordingly, no provision for federal income taxes has been made in the accompanying financial statements.

The Plan Administrator has analyzed any income tax assets and liabilities of the Plan and has concluded that as of December 31, 2015 and 2014, there are no uncertain income tax positions taken or expected to be taken that would require recognition of a liability or asset, or disclosure in the financial statements. The Plan is subject to audits by taxing jurisdictions, however, there are currently no audits in progress for any tax periods. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2012.

NOTE 5:    PARTY-IN-INTEREST AND RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by an affiliate of Fidelity, the Trustee, therefore these investments qualify as party-in-interest transactions.

At December 31, 2015, Plan investments included $501,930 (2014 - $727,640) of TransCanada common stock and $1,114 (2014 - $1,196) in a stock purchase account.  Transactions involving these investments are permitted party-in-interest transactions.

NOTE 6:    SUBSEQUENT EVENTS

We have evaluated significant events and transactions through June 16, 2016 and determined that there were no events or transactions that would require recognition or disclosure in the Plan’s financial statements for the year ended December 31, 2015.

TRANSCANADA 401(k) AND SAVINGS LOCAL 1-2 PLAN

EIN #:     98-0460263
PLAN #:  006

SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2015

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment	(d) Cost of Investment**	(e) Current Value

*	Fidelity Freedom K® 2020 Fund	Mutual Fund		$4,466,005
*	Fidelity Freedom K® 2025 Fund	Mutual Fund		3,442,915
*	Fidelity® Government Retirement Money Market II Portfolio	Mutual Fund		2,290,953
*	Fidelity Freedom K® 2030 Fund	Mutual Fund		2,200,833
*	Fidelity Freedom K® 2035 Fund	Mutual Fund		2,075,573
*	Fidelity Freedom K® 2015 Fund	Mutual Fund		1,673,960
*	Spartan® 500 Index Fund	Mutual Fund		1,378,317
*	Fidelity Freedom K® 2040 Fund	Mutual Fund		975,169
*	Spartan® U.S. Bond Index Fund	Mutual Fund		913,783
*	Fidelity Freedom K® Income Fund	Mutual Fund		768,051
*	Fidelity Freedom K® 2045 Fund	Mutual Fund		721,669
*	Fidelity Freedom K® 2010 Fund	Mutual Fund		660,312
	Artisan Mid Cap Value Fund	Mutual Fund		654,106
	Mainstay Large Cap Growth Fund	Mutual Fund		631,331
	Baron Asset Fund	Mutual Fund		296,375
*	Fidelity® International Discovery Fund	Mutual Fund		287,973
*	Spartan® Small Cap Index Fund	Mutual Fund		283,673
*	Fidelity Freedom K® 2050 Fund	Mutual Fund		186,241
*	Spartan® Inflation-Protected Bond Index Income Fund	Mutual Fund		170,613
	JP Morgan Equity Income Fund	Mutual Fund		122,240
*	Fidelity Freedom K® 2055 Fund	Mutual Fund		91,980
	Baird Core Plus Bond Fund	Mutual Fund		30,814
*	Spartan® Extended Market Index Fund	Mutual Fund		23,932
	Vanguard Total International Stock Index Fund	Mutual Fund		11,744
*	Fidelity Freedom K® 2060 Fund	Mutual Fund		4,774
	Total Mutual Funds			24,363,336

*	TransCanada Corporation	Common Stock		$501,930
*	Fidelity Cash Reserves	Stock Purchase Account		1,114

*	Participant Loans	Interest rates ranging from 4.25% to 5.75% maturing through 2027		1,391,203
	Total Investments			$26,257,583

* Represents a party-in-interest (Note 5)
** Omitted as investments are participant-directed

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURE

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 16, 2016

TransCanada 401(k) and Savings Local 1-2 Plan
By:	/s/ Jon A. Dobson
Jon A. Dobson Member TransCanada USA Investment Committee

EXHIBIT INDEX

23.1	Consent of Independent Registered Public Accounting Firm
23.2	Consent of Independent Registered Public Accounting Firm